Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS
ANNUAL GENERAL MEETING

Tel-Aviv, Israel – November 1, 2007 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") today announced the results of the Annual General Meeting of its shareholders held today, Thursday, November 1, 2007, in Tel-Aviv, Israel.

At the meeting, all proposals set forth in EMI's proxy statement dated September 6, 2007 (the "Proxy Statement") sent in connection with the meeting were approved by the required majorities, except that the following proposals were amended at the request of EMI's shareholders, as follows:

Proposal No. 11 - Grant by Plaza Centers N.V. ("Plaza Centers") of a deed of indemnity to Mr. Mordechay Zisser – the maximum indemnification amount to be granted by Plaza Centers to Mr. Zisser shall not exceed 25% of the shareholders' equity of Plaza Centers based on the shareholders' equity set forth in Plaza Centers' last consolidated financial statements prior to such payment. The remaining terms of Proposal No. 11 remain unchanged.

Proposal No. 16– Payment of an annual bonus to Mr. Mordechay Zisser – the calculation of the annual bonus that will be paid to Mr. Zisser was amended, as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million.  For the purpose of determining the annual bonus, "Profits" for any year, mean profits of EMI before taxes, as disclosed in EMI's annual audited consolidated financial statements for that year minus such losses before taxes disclosed on EMI's annual audited consolidated financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating such annual bonus for any previous year.

Notwithstanding the above, the annual bonus to be granted to Mr. Zisser shall not exceed NIS 18 million. The remaining terms of Proposal No. 16 remain unchanged.

Proposal No. 17– Amendment of EMI's articles of association – Article 34B.1.4 will be deleted from the proposed amendment to EMI's articles of association. The remaining terms of Proposal No. 17 remain unchanged.

For further information concerning the proposals, please refer to the Proxy Statement.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com